May 26, 2014	News Release 14–12

SILVER STANDARD ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) is pleased to announce that Beverlee F. Park has joined the Company’s Board of Directors effective May 20, 2014. Ms. Park will also serve as a member of the Audit Committee and the Safety and Sustainability Committee.  Ms. Park is replacing Richard C. Campbell who retired from the Board after serving as a Director of Silver Standard, including service as the Chair of the Safety and Sustainability Committee, since 2008.
Ms. Park has a broad range of management and board experience, having served as a director, CEO, COO and CFO in publicly-traded, private and Crown corporations.  Ms. Park has financial expertise as well as experience in an array of operating environments in both the domestic and offshore markets. She has served on and acted as Chair of various audit committees and was elected as a Fellow of the Institute of Chartered Accountants of British Columbia in 2012. Ms. Park is currently a board member of Teekay LNG Partners L.P., InTransit BC and several community boards, including the Simon Fraser University Beedie School of Business Dean's Advisory Board and the Simon Fraser University Community Corporation.
“We are very pleased to welcome Bev to the Silver Standard Board of Directors. Her leadership experience and operational and financial expertise will make her a valuable contributor to Silver Standard’s Board of Directors as we continue to grow our business," commented Peter Tomsett, Chair of Silver Standard’s Board of Directors. “On behalf of Silver Standard and the Board, I also wish to recognize Richard for his service as a Director and thank him for the valuable contributions he has made to Silver Standard during that time.”
SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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